3-1-02

1615276

02026525

1934 Act Registration No. 1-14396

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

RECD S.E.C.
MAR 1 8 2002
080

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Translation of registrant's name into English)

23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ....

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL
P

Information furnished on this form:

Announcement, dated March 15, 2002, by the Registrant disclosing the Appointment of a New Director.

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: March 18, 2002

By: /s/ Peter Jackson
Peter Jackson
Chief Executive Officer

SOUTH CHINA MORNING POST **15 MARCH 2002 (Fri)**

ASIASAT APPOINTS NEW DIRECTOR

Asia Satellite Telecommunications Holdings Limited ("the Company") (SEHK: 1135HK, NYSE: SAT) announces that Mr. Robert Bednarek, who is an Executive Vice-President Corporate Development and a Member of the Executive Committee of SES GLOBAL, has been appointed as a director of the Company with effect from 14th March, 2002. He succeeds Mr. Yves Elsen who resigned as a director of the Company with effect from 14th March, 2002.

(經濟日報)
HONG KONG ECONOMIC TIMES

15 MARCH 2002 (Fri)

亞洲衛星委任新董事

亞洲衛星控股有限公司(「本公司」)(香港聯交所編號：1135HK，紐約證券交易所編號：SAT)宣佈委任SES GLOBAL企業發展副執行總裁兼執行委員會委員Robert Bednarek先生為本公司董事，任命於二零零二年三月十四日生效。Robert Bednarek先生接替於二零零二年三月十四日辭任本公司董事一職之歐禮誠先生(Yves Elsen)。